SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 24, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




NY2:\1051675\01\MJH701!.DOC\33560.0073

========== ======================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           SPECIALTY FINANCE PARTNERS
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  7,956,420*
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                      7,956,420*
--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   7,956,420*
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                  [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.0%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------

* Assumes conversion of 4,000,000 shares of Series A 8% Convertible Preferred
  Stock beneficially owned by such Reporting Person. See Item 5.


                                       2

========== ======================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      7,956,420*
--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      7,956,420*
---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   7,956,420*
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                  [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.0%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------

* Solely in its capacity as a general partner of Specialty Finance Partners.



                                       3

========== ======================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                      [ ]
---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      7,956,420*
--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      7,956,420*
---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   7,956,420*
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                    [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.0%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------

* Solely in its capacity as the sole general partner of Capital Z Financial
  Services Fund II, L.P.



                                       4

========== ======================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      7,956,420*
--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      7,956,420*
---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   7,956,420*
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                     [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           35.0%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------

* Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

                This Amendment No. 3 amends the statement on Schedule 13D, dated October 10, 2000 (the "Initial Schedule 13D"), as amended in certain respects by Amendment No. 1 thereto ("Amendment No. 1") and Amendment No. 2 thereto ("Amendment No. 2" and together with the Initial Schedule 13D and Amendment No. 1, the "Schedule 13D"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and together, the "Reporting Persons"), with respect to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of LendingTree, Inc. (the "Company").

                The Schedule 13D is hereby amended as follows:

ITEM 5.         INTEREST IN SECURITIES OF ISSUER.

                The information contained in Item 5(a) -(b) of Amendment No. 2 is hereby amended and restated in its entirety as follows:

                Specialty Finance Partners may be deemed to beneficially own in the aggregate 7,956,420 shares of Common Stock by virtue of the fact that it is the holder of record of 3,956,420 shares of Common Stock and of its expected ability to initially convert (as discussed in Item 6 of Amendment No. 1) 4,000,000 shares of Series A 8% Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock") into 4,000,000 shares of Common Stock. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares.

                Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. may be deemed to beneficially own in the aggregate 7,956,420 shares of the Common Stock of the Company by virtue of Specialty Finance Partners' ownership of shares of Common Stock and its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares.

                On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of Common Stock of the Company is approximately 35.0% (based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on the number of shares of Common Stock outstanding as of April 30, 2001, and assuming the shares of Series A Preferred Stock owned by the Reporting Persons are converted into Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment not owned of record by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                The information contained in Item 6 of Amendment No.1 is hereby incorporated by reference herein.

                On March 7, 2001, Specialty Finance Partners entered into a voting agreement (the "Voting Agreement") with the Company and certain other shareholders in the Company. As a result of having entered into the Voting Agreement, and only for such time as the Voting Agreement was in effect, Specialty Finance Partners and such other shareholders may have been deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. A copy of the Voting Agreement was filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the reporting persons on March 27, 2001. As a result of the matters contemplated therein being approved by the Company's shareholders, the Voting Agreement terminated by its terms on May 24, 2001 and, as a result, any such deemed "group" terminated on that date.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                             Date:  June 8, 2001.


                             SPECIALTY FINANCE PARTNERS

                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 David A. Spuria
                                 General Counsel, Vice President of
                                 Administration and Secretary


                             CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 David A. Spuria
                                 General Counsel, Vice President of
                                 Administration and Secretary


                             CAPITAL Z PARTNERS, L.P.

                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 David A. Spuria
                                 General Counsel, Vice President of
                                 Administration and Secretary


                             CAPITAL Z PARTNERS, LTD.

                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 David A. Spuria
                                 General Counsel, Vice President of
                                 Administration and Secretary